August 9, 2005

United States Securities and Exchange Commission
Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 3561

Washington, D.C. 20549-0303

Attn: Michelle Anderson

    Re:     Mobilepro Corp.
        Preliminary Proxy Statement on Schedule 14A
Filed July 8, 2005
File No. 0-51010

Dear Ms. Anderson:

We are in receipt of your comment letter dated August 5, 2005 to Mobilepro Corp. (the “Company”). We have addressed your August 5, 2005 letter by reproducing each comment below and providing our response immediately following.

General

1.	Comment:Please clearly indicate on the cover page and on your proxy card that the proxy statement and proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

Response: As our counsel discussed with Albert Pappas, we are filing our definitive proxy statement rather than another preliminary proxy statement since we believe it would be detrimental to our shareholders to change the meeting date and since we have eliminated former proposals regarding a stock split and a waiver of the 19.9% in connection with a NASDAQ or exchange listing and kept the more routine proposals concerning the election of directors, an increase in the stock option plan, an increase in authorized shares, ratification of our independent public accounting firm and the right to adjourn the meeting on August 19th until August 31st in the event that there is not a quorum present to approve these proposals.

Voting Rights; Required Vote, page 6

2.
Comment:We note your disclosure that “[p]roxies are being solicited principally by mail, by telephone and by e-mail. In addition, directors, officers and regular employees of the Company may solicit proxies personally, by telephone, by fax or by special letter.” Please be advised that all written soliciting materials, including e-mail correspondence and any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). In your response letter, confirm, if true, that proxies will not be solicited via the Internet, such as Internet chat rooms or postings on web sites. Alternatively, disclose the specific means by which you will solicit via the Internet.

Response: The Company confirms that any e-mail correspondence and any scripts to be used in soliciting proxies over the telephone will be filed under the cover of Schedule 14A. Proxies will not be solicited via the Internet.

Adjournment of Meeting, page 7

3.
Comment: We do not view a postponement or adjournment for the purpose of soliciting additional proxies for the substantive proposals as a matter “incident to the conduct of the meetings,” as described in Rule 14a-4(c)(7). Rather, we consider an adjournment to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the substantive proposals, please revise your proxy card and notice to stockholders accordingly.

Response: We have complied with your request.

Electronic Delivery of Mobilepro Stockholder Communications, page 8

4.
Comment:Briefly describe the internet voting procedures and indicate the validity of proxies granted electronically under Delaware Law. See July 1997 Telephone Interpretations #N.17 of the Division of Corporate Finance’s Manual of Publicly Available Telephone Interpretations, which can be found on our website at . Include a similar statement on the proxy card. In addition, please provide us with the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet.

Response: We have complied with your request. The web address and password necessary to access the site by which shareholders can vote via the Internet will be set forth on the proxy card sent to our shareholders.

Proposal No. 1, page 9

Board of Directors Meeting and Committees, page 10

5.	Comment:Disclose the number of meetings held by each committee as required by Item 7(d)(1) of Schedule 14A.

Response: We have complied with your request.

6.
Comment:Provide the information regarding your director nomination process pursuant to Item 7(d)(2)(ii)(E) - (L), as applicable. For example, either disclose the nominating committee’s policy regarding the consideration of director candidates recommended by security holders or state the basis for the board’s view that it is appropriate not to have such a policy.

Response: We have complied with your request.

Compensation of Directors, page 11

7.	Comment:Describe your advisory board and its role regarding your governance. Also describe your compensation policy regarding your advisory board.

Response: We have complied with your request. Our advisory board serves as an advisor to our CEO. Our advisory board is not involved in our Company’s governance.

8.	Comment:Disclose the past and present services provided by Mr. Lozinsky. In addition, for each option grant to your directors, please disclose the discount to your then-current share price.

Response: We have complied with your request. Options granted to our directors have been priced at market based upon the closing bid price of our common stock at the time of grant.

Proposal No. 2, page 13

9.
Comment:Describe any negative impact to Mobilepro shareholders of approving this proposal, such as the dilutive effects of issuing additional shares. In addition, disclose whether you have current plans to issue awards under this plan and if so, please disclose the number of awards that you plan to grant.

Response: We have complied with your request.

Proposal No. 3, page 17

Purpose and Effect of the Proposed Amendment, page 17

10.
Comment:We note your disclosure regarding corporate purposes for which you may utilize the additional shares. Both here and under Proposal No. 4, also disclose any current plans with regard to the proposed increase in the number of authorized common shares. In this regard, we note your disclosure under Proposal No. 5 regarding your equity line with Cornell Capital. Please disclose your equity line under this proposal as well since it appears you will be utilizing the additional authorized shares for the issuance of shares under the equity line. In addition, we note the Form 8-K you filed on July 14, 2005 regarding your acquisition of ATX Communications. If you will be issuing shares in connection with this transaction, disclose this acquisition and any other acquisitions where you will be issuing common shares.

Response: We have complied with your request. We have only executed a letter of intent with ATX Communications and do not know if definitive documents and a closing of the acquisition will occur. Accordingly, we cannot state what amount of our shares of common stock will be issued in connection with that or any other proposed acquisition.

Proposal No. 4, page 19

Reasons for the Proposed Reverse Split, page 20

11.
Comment:We note the “primary reason” you disclose for implementing the reverse split; however, please disclose all material reasons for this proposal. In addition, briefly disclose why you would like to list your common shares on the Nasdaq National Market, the Nasdaq SmallCap Market or another exchange. In this regard, describe the differences between these listing options and how they could impact the trading of your common stock.

Response: We have removed Proposal No. 4 from our proxy statement.

Cash Payments in Lieu of Fractional Shares, page 21

12.
Comment: We note that, in the proposed reverse stock split, shareholders will receive cash in lieu of fractional shares. Please tell us in your response letter whether the contemplated reverse stock split implicates Rule 13e-3.

Response: We have removed Proposal No. 4 from our proxy statement.

13.	Comment:Disclose how the board will determine the “fair value” of the common stock at the effective time of the reverse split.

Response: We have removed Proposal No. 4 from our proxy statement.

Proposal No. 5, page 23

Standby Equity Distribution Agreement Explained, page 23

14.
Comment:We note your disclosure in the last paragraph of this section. Please clearly state that Cornell Capital may ultimately sell the full amount issuable under the equity line which could cause significant downward pressure on the price of Mobilepro’s common stock. Also, briefly explain the meaning and significance of short selling.

Response: We have removed Proposal No. 5 from our proxy statement.

15.
Comment:We understand that you are seeking shareholder approval to issue shares in excess of 19.9% before you are subject to any market or exchange rules that require such approval. In your response letter, advise us of the validity of this “preliminary” approval under the applicable market or exchange rules. In other words, tell us whether obtaining shareholder approval at this early date is sufficient for purposes of the applicable market or exchange rules.

Response: We have removed Proposal No. 5 from our proxy statement.

Proposal No. 6, page 25

Fees, page 25

16.	Comment:Describe the nature of the products and services mentioned under “All Other Fees” as required by Item 9(e)(4) of Schedule 14A.

Response: We have complied with your request.

Principal Stockholders, page 26

17.
Comment:Revise to provide the beneficial ownership information as of the most recent practicable date. See Item 403(b) of Regulation S-B. Also disclose the beneficial ownership information for all directors as required by Item 403(b) of Regulation S-B, including Messrs. O’Neil, MacFarland and Sledge.

Response: We have complied with your request.

Executive Compensation, page 27

18.
Comment:Rather than including terms of agreement with your officers in the footnotes, please revise to add a section to reasonably describe the material terms of each of your employment and consulting agreements. Please confirm in your response letter that these agreements have been filed as exhibits to your previously-filed periodic or current reports.

Response: We have complied with your request. All such agreements have been filed as exhibits to our previously-filed periodic or current reports.

19.
Comment:We note that Mr. Wright and Mr. Gordon were “eligible to receive a bonus equal to 1% of the revenues for the most recent 12 month period of each acquisition made by the Company during his employment period.” Please clarify how this provision operates. For example, were these officers entitled to this amount when an acquisition closed? Also, were these officers entitled to 1% of Mobilepro’s annual revenues for each acquisition? Disclose the number of acquisitions in 2004 and the amounts attributable to this provision for each executive officer. In addition, please describe the “certain deliverables and profitability” provisions in Mr. Wright’s new employment agreement.

Response: We have complied with your request.

Report of the Audit Committee, page 30

20.	Comment:Revise to include the names of each member of the audit committee below the disclosure pursuant to Item 306(b) of Regulation S-B.

Response: We have complied with your request.

Related Party Transactions, page 31

21.
Comment:We note your disclosure regarding future loans between you and your “officers, directors, principal stockholders or affiliates…” As you know, section 402 of the Sarbanes-Oxley Act provides that a public company violates the federal securities laws if, directly or indirectly, it makes or arranges for a personal loan to a director or an executive officer. Please revise you disclosure accordingly and tell us in your response letter whether you have made loans available to any executive officers or directors.

Response: We have not made loans available to any executive officers or directors. We have revised the disclosure to remove such statements.

Compliance Under Section 16(a)…, page 31

22.
Comment:We note disclosure regarding the warrants granted by Mr. Wright to Messrs. Amend, Gordon, MacFarland, O’Neil and Sledge. Describe the respective amounts of these grants and the terms of the warrants in an appropriate location in your document.

Response: We have complied with your request.

*        *        *

Please call me at (301) 315-9040 with any questions you may have.

Sincerely,

By:	/s/ Jay O. Wright
Jay O. Wright

cc: Ernest M. Stern, Esq.

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